As filed with the Securities and Exchange Commission on February 23, 2011

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  AMENDMENT TO

                                   FORM N-8B-2

                               FILE NO. 811-03722

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                            EQUITY OPPORTUNITY TRUST












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES












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I.   ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Advisors Asset Management, Inc.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         The Bank of New York Mellon
         2 Hanson Place, 12th Floor
         Brooklyn, New York 11217
         Internal Revenue Service Employer Identification Number is:  13-4941102

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         Advisors Asset Management, Inc.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

    25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         Advisors Asset Management, Inc. is a Delaware corporation that was originally organized as a limited partnership under the laws of Texas on December 29, 2003, converted to a Delaware corporation as of January 1, 2008 and changed its name from Fixed Income Securities, Inc. to Advisors Asset Management, Inc. effective June 16, 2008.




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    27.  Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

         Advisors Asset Management, Inc. is a broker-dealer and investment adviser specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. Advisors Asset Management, Inc. is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB).

Companies Owning Securities of Depositor

    29. Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding securities of the depositor.


                                       OWNERSHIP OF SECURITIES OF THE
               NAME                    DEPOSITOR (% OF CLASS)
               -------------------     ------------------------------
               AAM Holdings, Inc.      100 shares of stock (100.00%)


Controlling Persons

    30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.
         ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate "none.")


                                       BRIEF DESCRIPTION OF BASIS OF
               NAME                    CONTROL
               ---------------         ------------------------------
               Scott I. and            Together own over 50% of the
               Lisa A. Colyer          voting stock of AAM Holdings,
                                       Inc. which owns 100% of the
                                       securities of the depositor


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                              FINANCIAL STATEMENTS

Financial Statements of the Depositor<F1>*

     1.   Balance Sheet

     2.   Profit and Loss Statement

























--------------------
<F1>* Reference is made to Form X-17A-5 filed by Advisors Asset Management, Inc.
      (File No. 8-51509) as filed on February 26, 2010.



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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Depositor. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

Exhibit A(6)(b)

     Bylaws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

Exhibit A(11)

     Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit E

     Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 553 (File No. 333-167268) as filed on July 9, 2010.










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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositors of the registrant have caused this amendment to the registration statement to be duly signed on behalf of the registrant in the city of Monument and state of Colorado on the 23rd day of February, 2011.


                                By:   ADVISORS ASSET MANAGEMENT, INC.


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President



























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